Exhibit 99.1

FOR IMMEDIATE RELEASE

Studio City International Holdings Limited Announces

Extension of Gaming Concessions in Macau to December 31, 2022

Macau, Thursday, June 23, 2022 – Studio City International Holdings Limited (NYSE: MSC) (“Studio City” or the “Company”), a world-class integrated resort located in Cotai, Macau, today announces that Melco Resorts (Macau) Limited, a subsidiary of Melco Resorts & Entertainment Limited and the operator of the Studio City Casino (“Gaming Operator”), entered into an amendment agreement to its subconcession contract pursuant to which the Gaming Operator’s subconcession, which is due to expire on June 26, 2022, was extended to December 31, 2022 which coincides with the extended expiration date of all the other concessions and subconcessions in Macau. In addition, on June 23, 2022, the Gaming Operator and Studio City Developments Limited, the subsidiary of the Company holding the land lease rights for the property on which Studio City Casino is located (“Studio City Developments”), executed an undertaking in favor of the Macau government pursuant to which the Gaming Operator and Studio City Developments committed to sign the documents required by the Macau government so that the gaming areas and gaming support areas of the Studio City Casino, in accordance with Macau law, reverts to the Macau SAR, without compensation and free and clear from any charges or encumbrances at the expiration of the Gaming Operator’s subconcession. The final terms of such reversion are subject to the execution of a reversion deed or similar instrument in favor of the Macau government. The Gaming Operator and Studio City Entertainment Limited, a subsidiary of the Company, have also amended the agreement under which the Gaming Operator operates the Studio City Casino to align such agreement with the newly enacted amendments to the gaming law in Macau. In addition, certain conditions imposed by the Macau government relating to the previously existing agreement, including in relation to shareholding requirements for certain direct and indirect shareholders of Studio City Entertainment Limited, are no longer applicable.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Studio City International Holdings Limited (the “Company”) may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) the global pandemic of COVID-19, caused by a novel strain of the coronavirus, and the continued impact of its consequences on our business, our industry and the global economy, (ii) risks associated with the newly adopted gaming law in Macau and its implementation by the Macau government, (iii) growth of the gaming market and visitations in Macau, (iv) capital and credit market volatility, (v) local and global economic conditions, (vi) our anticipated growth strategies, (vii) gaming authority and other governmental approvals and regulations, and (viii) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

About Studio City International Holdings Limited

The Company, with its American depositary shares listed on the New York Stock Exchange (NYSE: MSC), is a world-class integrated resort located in Cotai, Macau. For more information about the Company, please visit www.studiocity-macau.com.

The Company is strongly supported by its single largest shareholder, Melco Resorts & Entertainment Limited, a company with its American depositary shares listed on the NASDAQ Global Select Market (NASDAQ: MLCO).

For the investment community, please contact:

Jeanny Kim

Senior Vice President, Group Treasurer

Tel: +852 2598 3698

Email: JeannyKim@melco-resorts.com

For media enquiries, please contact:

Chimmy Leung

Executive Director, Corporate Communications

Tel: +852 3151 3765

Email: chimmyleung@melco-resorts.com